EXHIBIT 99.1

Brainsway Announces Changes to its Board of Directors

Professor Abraham Zangen, Ph.D. Appointed as a Director

JERUSALEM, Israel and HACKENSACK, N.J., June 17, 2019 (GLOBE NEWSWIRE) -- Brainsway Ltd. (NASDAQ & TASE: BWAY) (Brainsway), a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation system (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), today announced changes to the composition of its Board of Directors. Professor Abraham Zangen, Ph.D., a pioneering scientist in the field of TMS, has been appointed as a director. In addition, Ms. Eti Mitrany’s tenure as a director has been extended.  Professor Zangen’s and Ms. Mitrany’s tenure will expire at the Company’s next general meeting of shareholders.  Finally, Ms. Eynat Tsafrir has completed her tenure on Brainsway’s Board of Directors.

“We are extremely excited to welcome Professor Zangen to the Company’s Board of Directors, in addition to his current role on our Scientific Advisory Board,” said David Zacut, M.D., Chairman of the Board of Directors of Brainsway.  “As a scientific co-founder of the Company whose early work in Deep TMS was instrumental in the development of the H-Coil, he is a pioneer in the industry, and we look forward to further benefiting from his technological insights as we continue to push the boundaries of Deep TMS beyond MDD and OCD.  I would also like to thank Ms. Tsafrir for her vast contributions to Brainsway and wish her well in her future endeavors.”

“As a scientific co-founder and member of Brainsway’s Scientific Advisory Board, I am impressed by the exponential growth in the number of patients benefiting from the Company’s technology,” said Professor Zangen.  “I am pleased to be joining Brainsway’s Board of Directors at such a transformational period in the Company’s history and look forward to working with the rest of the Board to identify additional growth opportunities.”

Professor Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel.  His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as Brainsway’s platform technology.

Professor Zangen has published over 150 peer reviewed articles, reviews and book chapters.  He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience and the Juludan Prize at the Technion.  He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation.

About Brainsway
Brainsway is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which Brainsway received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). Brainsway is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in multiple sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials or in receiving positive top-line or final study results; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Company Contact:
Brainsway Ltd.
Hadar Levy
Chief Financial Officer
hadarl@Brainsway.com

Investor Contact:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com